                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                   SCHEDULE TO
                                  (RULE 14d-100)

                             TENDER OFFER STATEMENT
                            Under Section 14 (d) (1)
          or Section 13 (e) (1) of the Securities Exchange Act of 1934
                                (Amendment No. 9)

                              HEADHUNTER.NET, INC.
                       (Name of Subject Company (Issuer))
                               CB MERGER SUB, INC.
                              CAREER HOLDINGS, INC.
                                 TRIBUNE COMPANY
                              KNIGHT RIDDER DIGITAL
                      (Names of Filing Persons (Offerors))

                     COMMON STOCK, PAR VALUE $.01 PER SHARE
                 (including the associated junior participating
                        preferred stock purchase rights)
                         (Title of Class of Securities)

                                    422077107
                      (CUSIP Number of Class of Securities)

                                 James A. Tholen
                              Career Holdings, Inc.
                            10790 Parkridge Boulevard
                                    Suite 200
                             Reston, Virginia 20191
                            Telephone: (703) 259-5500

(Name, address and telephone number of person authorized to receive notices and communications on behalf of filing persons)

                                    Copy to:

      Mark W. Hianik           Donald L. Toker, Jr.             Gordon Yamate
     Tribune Company            Hale and Dorr LLP           Knight Ridder Digital
435 North Michigan Avenue      11951 Freedom Drive         35 South Market Street
 Chicago, Illinois 60611            Suite 1400           San Jose, California 95113
Telephone: (312) 222-9100     Reston, Virginia 20190      Telephone: (408) 938-6000
                            Telephone: (703) 654-7000

                            CALCULATION OF FILING FEE

Transaction Valuation*: $206,124,816      Amount of Filing Fee**: $41,225
-------
* Estimated for purposes of calculating the amount of the filing fee only. This calculation assumes (i) the purchase of 20,407,872 shares of common stock, par value $.01 per share, of HeadHunter.NET, Inc. (the "Common Stock"), including the associated junior participating preferred stock purchase rights (with the Common Stock, the "Shares"), at a price per share of $9.25 in cash, (ii) cash payments made with respect to 2,427,765 options with an average exercise price of $5.89 per share and (iii) cash payments made with respect to 827,226 warrants with an average exercise price of $3.69 per share. The cash payments made with respect to each of the options and the warrants represents the difference between the exercise price of the option or warrant and $9.25. The number of Shares, options and warrants described in items (i), (ii) and (iii) represent all of the outstanding Shares and all options and warrants with an exercise price of less than $9.25 per share of HeadHunter.NET, Inc. as of August 28, 2001.

** The amount of the filing fee, calculated in accordance with Rule 0-11 of the Securities Exchange Act of 1934, as amended, equals 1/50th of one percent of the value of the transaction.

[X] Check the box if any part of the fee is offset as provided by Rule
    0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

    Amount Previously Paid:   $41,225        Filing Party: Career Holdings, Inc.
    Form or Registration No.: Schedule TO    Date Filed:   August 31, 2001

[_] Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

    [X] third-party tender offer subject to Rule 14d-1.

    [_] issuer tender offer subject to Rule 13e-4.

    [_] going-private transaction subject to Rule 13e-3.

    [_] amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer: [_]

     This Amendment No. 9 (this "Amendment") amends and supplements the Tender Offer Statement on Schedule TO filed by CB Merger Sub, Inc., a Georgia corporation ("Purchaser"), and Career Holdings, Inc., a Delaware corporation ("Career Holdings"), on August 31, 2001, as amended (the "Schedule TO"), relating to the offer to purchase all issued and outstanding shares of common stock, par value $.01 per share (the "Common Stock"), of HeadHunter.NET, Inc., a Georgia corporation (the "Company"), including the associated junior participating preferred stock purchase rights (the "Rights" and, together with the Company Common Stock, the "Shares") issued pursuant to a Shareholder Protection Rights Agreement, dated as of April 15, 2000, between the Company and American Stock Transfer & Trust Company, as amended by Amendment No. 1 to the Shareholder Protection Rights Agreement, dated as of February 27, 2001, and by Amendment No. 2 to the Shareholder Protection Rights Agreement, dated as of August 24, 2001, upon the terms and subject to the conditions set forth in the Offer to Purchase dated August 31, 2001 (the "Offer to Purchase") and in the related Letter of Transmittal (which, together with the Offer to Purchase, as amended or supplemented from time to time, constitute the "Offer"). Capitalized terms used but not defined herein have the meanings assigned to such terms in the Offer to Purchase.

Item 1 ("Summary Term Sheet"), Item 4 ("Terms of the Transaction") and Item 11 ("Additional Information").

     Items 1, 4 and 11 of the Schedule TO are hereby amended and supplemented by adding the following:

     "On October 31, 2001, Career Holdings issued a press release announcing the extension of the Expiration Date until 5:00 p.m., New York City time, on Tuesday, November 6, 2001. The Offer was previously scheduled to expire at 5:00 p.m., New York City time, on October 30, 2001. The extension of the Offer was made because the applicable waiting period under the HSR Act has not yet expired or been terminated. Completion of the acquisition is subject to the requisite number of Shares being tendered and other standard closing conditions.

     As of 5:00 p.m., New York City time, on Tuesday, October 30, 2001, 19,852,520 Shares (including guaranteed deliveries) were validly tendered and not withdrawn, which represents approximately 97% of the outstanding Shares. The full text of the press release is filed as Exhibit (a)(5)(J) hereto and is incorporated by reference herein."

Item 12 ("Exhibits").

     Item 12 of the Schedule TO is hereby amended and supplemented by adding the following exhibit:

     (a)(5)(J)    Press Release issued by Career Holdings, Inc. on October 31,
                  2001

                                   SIGNATURES

     After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

                                     CAREER HOLDINGS, INC.


Date: October 31, 2001               By:  /s/ James A. Tholen
                                         ---------------------------------
                                     Name:  James A. Tholen
                                     Title: Vice President

                                     CB MERGER SUB, INC.


Date: October 31, 2001               By:  /s/ James A. Tholen
                                         ---------------------------------
                                     Name:  James A. Tholen
                                     Title: President

                                     TRIBUNE COMPANY


Date: October 31, 2001               By:  /s/ Mark W. Hianik
                                         ---------------------------------
                                     Name:  Mark W. Hianik
                                     Title: Vice President

                                     KNIGHT RIDDER DIGITAL


Date: October 31, 2001               By:  /s/ Tally Liu
                                         ---------------------------------
                                     Name:  Tally Liu
                                     Title: Senior Vice President
                                            Finance and Operations

                                  EXHIBIT INDEX

     EXHIBIT NO.    DESCRIPTION
     ----------     -----------

     (a)(5)(J)      Press Release issued by Career Holdings, Inc. on October 31,
                    2001